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[on KPMG Peat Marwick LLP letterhead]

May 19, 1997

Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal auditors for Family Bargain Corporation and, under the date of April 11, 1997, except as to Note 17 which is as of April 25, 1997, we reported on the consolidated balance sheets of Family Bargain Corporation and subsidiaries as of January 27, 1996 and February 1, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended February 1, 1997. On May 8, 1997, our appointment as principal auditors was terminated. We have read Family Bargain Corporation's statements included under Item 4 of its Form 8-K/A dated May 22, 1997, and we agree with such statements, except that we are not in a position to agree or disagree with Family Bargain Corporation's statement that the change was approved by the Board of Directors.


Very truly yours,

/s/ KPMG Peat Marwick LLP